

Uncommon Path Brewing

OFFERING MEMORANDUM

facilitated by



# Dazed Brewing LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | Dazed Brewing LLC |
| State of Organization | FL |
| Date of Formation | 11/24/2020 |
| Entity Type | Limited Liability Company |
| Street Address | 19983 Villa Lante Pl, Boca Raton FL, 33434 |
| Website Address | uncommonpathbrewing.com |

### (B) Directors and Officers of the Company

| Key Person | | Marcos Cabrera |
|---|---|---|
| Position with the Company | | |
| | Title | Owner / Brewer |
| | First Year | 2021 |
| Other business experience (last three years) | | *List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* <br><br> • **Brewer** (*Orchestrated Minds Brewing, Fort Lauderdale FL July 2019-Jan 2023*) — Performed all brewery operations from brewing, cellaring, social media, bartending etc.. |

| Key Person | Joshua Breault |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Owner / Brewer<br>2020 |
| Other business experience (last three years) | *List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:*<br><br>• **Brewer** (*Orchestrated Minds Brewing, Fort Lauderdale FL July 2019-March 2022*) — Performed all brewery operations from brewing, cellaring, social media, bartending etc..<br><br>• **Owner** (*Uncommon Path Brewing, Fort Lauderdale FL November 2020-current)* — Performed all brewery operations from brewing, cellaring, social media, bartending etc..<br><br>• **Director of Development** (Decypher Technologies, West Palm Beach FL March 2016-Current) - responsible for all automation and development to facilitate increase revenue in relation to all aspects of the company. |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Marcos Cabrera | 50% |
| Joshua Breault | 50% |

## (D) The Company's Business and Business Plan

Overview

Locally owned and operated brewery opening soon in Fort Lauderdale, Uncommon Path Brewing is working to create a welcoming and locally inspired taproom that will encompass live music,

local art, and.. beer!

The last few years have been tough for everyone - from the chaos and uncertainty came the strong desire to follow a dream and finally accelerate the plan to open Uncommon Path Brewing. Now is the time to embrace change and follow your passions.

In the last year, we have incorporated the following items into the existing brewery space while researching possible taproom spaces and studying local demographics.

- Food - Started agreements with food trucks to ensure guests can remain and enjoy a beer for as long as desired.

- Pilot system - Brewing 1BBL l pilot system with fermenters.

- Barrel Aging - Started a BA program with the first set of stouts currently resting in Willet barrels.

- Pouring at 20+ festivals with local and national breweries

By investing in UPB, you will support a business that is passionate about bringing a great atmosphere, live music, and amazing beer to Fort Lauderdale

The Team

Joshua Breault, Owner / Brewer

Born and raised in Massachusetts, I have worked in the restaurant space since I was 16, only to chase higher income inside the IT industry. I moved to Florida 8 years ago to start a new IT job, find new resources, and explore Florida with my wife.

It's always been a goal of mine to have my restaurant, and since I've been able to drink legally, I've wanted to add house-made spirits and beer to the restaurants' offerings.

Past Industry Experience:

- WAITSTAFF, BARTENDER, EXPO, PREP COOK, CHEF FOR 8+ YEARS -GM OF RUBY TUESDAYS FOR 3 YEARS

- GM OF RED ROBIN FOR 1 YEAR

- BREWER AT A LOCAL BREWERY FOR 2 YEARS

Marcos Cabrera, Owner / Brewer

BORN IN THE DOMINICAN REPUBLIC AND RAISED IN NEW JERSEY, FLORIDA, AND ITALY. AFTER COLLEGE, I MOVED TO GERMANY AND TRAVELED TO EXPERIENCE ALL CULTURES WITH FOOD AND LIBATIONS. MOVING BACK TO FLORIDA AS AN ADULT AND WORKING IN THE HOSPITALITY INDUSTRY FOR YEARS INTRODUCED ME TO FINE DINING. So I DECIDED TO LEAP INTO HOMEBREWING AND FIND A CAREER IN THE BEER INDUSTRY. SINCE FALLING IN LOVE WITH GASTRONOMY, WINE, AND BEER, IT WAS CLEAR TO ME THAT I WANTED TO HAVE MY RESTAURANT SOMEDAY, SERVING WINE, BEER, AND SPIRITS FROM AROUND THE WORLD, ALL WHILE CREATING MY LIBATIONS.

Past Industry Experience:

- CONCIERGE FOR HIGH-END HOTELS FOR 4+ YEARS

- MANAGING HOMEBREW SHOP FOR 4 YEARS -TEACHING CLASSES ON HOW TO MAKE BEER FOR 3+ YEARS

- LEAD BREWER AT A LOCAL BREWERY FOR 3 YEARS

Jessalyn Breault, Accounting
Deymi Cabrera, HR
Alejo "Juan" Kiss, Capital Funding / Social Media
Glenn Cunningham, Social Media

Location

UPB is located in the heart of Fort Lauderdale, between sub-communities named Sistrunk and Progresso Village

- We are also situated in a newly renovated development that consists of 2 total blocks (and the landlord is currently developing 2 more blocks to the west)
- The development is named "Thrive" - the idea behind it is simple, give local businesses the ability to thrive in their local environment
- This development will also be the new location of Fort Lauderdale Artwork and all city events related to arts and entertainment HTTPS://WWW.ARTWALK.CITY/
- On top of all of that that, the landlord has already committed leases to a local coffee shop, yoga studio, 3 art studios, and 2 niche restaurants (that don't serve pizza)

What started as two strangers working together, has evolved into a team of amazing humans working towards common goals. Be creative, be different, be true to you, and make a fantastic product while doing it.

The Space

710 NW 5th Ave will be our first home and is already under development in the downtown area. We have already started construction on the main building, walkways, kitchen/brewing space.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE

TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $50,000 |
| Offering Deadline | May 19, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $100,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Taproom Buildout | $46,625 | $93,250 |
| Mainvest Compensation | $3,375 | $6,750 |
| TOTAL | $50,000 | $100,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

### (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

### (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 2.0 - 4.0%[2] |
| Payment Deadline | 2026-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.7 X<br>1.5 X |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 3.65% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $50,000 | 2.0% |
| $62,500 | 2.5% |
| $75,000 | 3.0% |
| $87,500 | 3.5% |
| $100,000 | 4.0% |

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

### Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

### No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

### Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

### Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

### Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
| --- | --- |
| Marcos Cabrera | 50% |
| Joshua Breault | 50% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

## (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

## (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

## (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Amicus | $48,000 | 20% | 03/04/2025 | |

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Completed milestones

- Secure lease in new development "Thrive" located in Fort Lauderdale's Progresso Village as of 08/20/2022

- Building Permits approved by Fort Lauderdale as of 3/7/2023

- Received Delivery of walk-in

- Current Liquid Capital is $123,000

- Current paid in full assets / without lean is $186,000

Forecasted milestones

Uncommon Path Brewing forecasts the following milestones:

- Complete Construction by EOM August 2023

- Achieve $764,000 revenue per year by Year 1.

- Achieve $558,000 profit per year by End Of Year 3

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $764,400 | $1,004,745 | $1,537,260 | $1,614,122 | $1,662,544 |
| Cost of Goods Sold | $244,740 | $278,657 | $426,346 | $447,663 | $461,092 |
| Gross Profit | $519,660 | $726,088 | $1,110,914 | $1,166,459 | $1,201,452 |
| EXPENSES |  |  |  |  |  |
| Rent | $72,900 | $100,800 | $104,400 | $104,400 | $104,400 |
| Direct Operating Expenses | $47,860 | $45,120 | $46,474 | $51,539 | $52,827 |
| Payroll | $151,956 | $163,800 | $201,600 | $201,600 | $201,600 |
| Marketing & Advertising | $3,150 | $4,000 | $4,120 | $4,300 | $4,500 |
| Administrative and Overhead | $69,450 | $66,180 | $68,165 | $74,789 | $76,658 |
| Operating Profit | $174,344 | $346,188 | $686,155 | $729,831 | $761,467 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $-114,261.00 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V